Michael Page

INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

27 February 2003

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

03007311

SUPPL

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholders notification – Capital Group Companies.
2. Substantial shareholders notification – Barclays plc.
3. Substantial shareholders notification – Fidelity International Limited.
4. Substantial shareholders notification – Government of Singapore Investment Corp.
5. Preliminary results – 31 December 2002.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 3/13

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03 MAR 10 AM 7:21

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:56 20 Feb 2003
Number	7697H

RNS Number:7697H
Michael Page International PLC
20 February 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP OF COMPANIES INC
AND CERTAIN SUBSIDIARY UNDERTAKING

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

3,722,697

8) (1.02%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

13/2/03

11) Date company informed

20/2/03

12) Total holding following this notification

21,048,480

13) Total percentage holding of issued class following this notification

5.79%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...20/2/2003......

To Michael Page International plc dated 13 February 2003

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (363,662,799 shares outstanding)

Number of shares in which the Companies have an interest:

21,048,480

Name(s) of registered holder(s):

See Schedule B

As of 13 February 2003

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	21,048,480	5,788%
Holdings by CG Management Companies and Funds:		
. Capital Guardian Trust Company	7,694,086	2.116%

. Capital International Limited	4,587,036	1.261%
. Capital International S.A.	3,564,508	0.980%
. Capital International, Inc.	163,400	0.045%
. Capital Research and Management Company	5,039,450	1.386%

Schedule A

Schedule of holdings in Michael Page International plc
As of 13 February 2003

Capital Guardian Trust Company

Registered Name	Local Shares
Bank of New York Nominees	47,900
Chase Nominees Limited	6,255,700
Midland Bank plc	347,400
Citibank London	68,200
Nortrust Nominees	949,000
Mellon Nominees (UK) Limited	25,886
TOTAL	7,694,086

Schedule B

Capital International Limited

Registered Name	Local Shares
Barclays Bank	256,000
KAS UK	32,700
Mellon Bank N.A.	167,500
HSBC Bank plc	57,570
Deutsche Bank AG	139,300
Citibank NA	17,700
Lloyds Bank	32,400
Nortrust Nominees	914,656
Citibank London	14,900
Bankers Trust	149,400
Midland Bank plc	232,300
Chase Nominees Limited	1,140,920
Bank of New York Nominees	1,198,390
State Street Nominees Limited	70,900
Clydesdale Bank plc	4,600
Morgan Guaranty	157,800
TOTAL	4,587,036

Schedule B

Capital International S.A.

Registered Name	Local Shares
MSS Nominees Limited	47,800
Deutsche Bank AG	274,971
Lloyds Bank	23,500

National Westminster Bank	120,700
State Street Bank & Trust Co.	86,700
J.P. Morgan	203,900
Royal Bank of Scotland	1,554,700
Morgan Stanley	12,600
Nortrust Nominees	11,100
Barclays Bank	20,500
Midland Bank plc	91,700
Credit Suisse London Branch	86,900
Bank of New York Nominees	66,900
Chase Nominees Limited	962,537
TOTAL	3,564,508

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Nortrust Nominees	106,300
HSBC Bank Plc	57,100
TOTAL	163,400

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	3,610,000
Chase Nominees Limited	1,429,450
TOTAL	6,039,450

Schedule B

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:15 13 Feb 2003
Number	4747H

RNS Number:4747H
Michael Page International PLC
13 February 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A%) of issued Class

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

10/2/03

11) Date company informed

12/2/03

12) Total holding following this notification

UNKNOWN

13) Total percentage holding of issued class following this notification

UNKNOWN (LESS THAN 3%)

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 13/2/2003

Letter to: Michael Page International PLC
Dated: 11 February 2003

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 10 February 2003 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 363,662,799.

From: Geoff Smith
Manager, Secretarial Services
Barclays PLC

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:28 20 Feb 2003
Number	7691H

RNS Number:7691H
Michael Page International PLC
20 February 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

4,208,832

6) (1.16%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

7/2/03

11) Date company informed

20/2/03

12) Total holding following this notification

22,429,045

13) Total percentage holding of issued class following this notification

6.17%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......20/2/2003......

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SECURITY: Michael Page International Plc Amendment No. 2

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	6,616,151	FISL	Clydesdale Bank (Head Office) Nominees Limited
	86,700	FPM	HSBC
	611,322	FPM	Chase Nominees Ltd
	144,052	FPM	Northern Trust
	1,291,380	FIL	Chase Nominees Ltd
	9,775,234	FIL	HSBC Client Holdings Nominee (UK) Limited
	528,479	FIL	Chase Manhattan Bank London
	1,031,539	FIL	Bank of New York London
	113,000	FIL	Bank of New York Brussels
	321,755	FIL	Northern Trust
	41,700	FIL	State Street Bank & Trust
	1,601,300	FIL	JP Morgan
	266,433	FIL	Nortrust Nominees Ltd

TOTAL ORDINARY SHARES: 22,429,045

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:21 20 Feb 2003
Number	7698H

RNS Number:7698H
Michael Page International PLC
20 February 2003

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

GOVERNMENT OF SINGAPORE INVESTMENT CORP. PTE LTD.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

3,850,622

8) (1.06 %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

19/2/03

11) Date company informed

20/2/03

12) Total holding following this notification

9,827,937

13) Total percentage holding of issued class following this notification

2.70%

14) Any additional information

NO LONGER HAVE ANY NOTIFIABLE INTEREST

15) Name of contact and telephone number for queries

JEREMY TATHAM
01753 849 338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....20/2/2003..........

Letter to : Michael Page International PLC

Subject: Interests in Michael Page International PLC

Attn : Mr Jeremy Tatham

1. In compliance with Section 198 of the Companies Act 1985, we wish to inform you that we no longer have any notifiable interest in the ordinary shares of Michael Page International PLC as at 19 Feb 2003. Our holdings as at 19 Feb 03 are as follow:

A) Beneficiary owner's name: The Monetary Authority of Singapore

Holdings: 1,074,170 shares
Registered holder's name: The Securities Management Trust Ltd (SMH)

Holdings: 1,620,204 shares
Registered holder's name : The Securities Management Trust Ltd (SMJ)

B) Beneficiary owner's name: Government of Singapore

Holdings 6,663,463 shares
Registered holder's name : The Securities Management Trust Lid (A/c No: SMC)

Holdings: 168,100 shares
Registered holder's name : Nortrust Nominees Limited (A/c No: EM073)

Holdings: 302,000 shares
Registered holder's name : Nortrust Nominees Limited (A/c No: EM089)

Letter from: Belinda Beh
Financial Operations Division
GOVERNMENT OF SINGAPORE INVESTMENT CORP. PTE LTD.

TOTAL: 9,827,937

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Michael Page

INTERNATIONAL

FULL YEAR RESULTS
for the period ended 31 December 2002

03 MAR 19 AM 7:21

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the period ended 31 December 2002.

Key Points

- Revenue of £192.6m, despite challenging trading conditions
- Profit before tax of £32.6m, in line with expectations
- Earnings per share of 5.8p
- Strong cash generation, with cash generated from operating activities of £46.7m
- Dividend maintained at 3.4p
- 11.3m shares bought back at a cost of £13.7m
- Increased global market presence, now in 16 countries
- Hubert Reid appointed as non-executive director

Commenting on the results, Terry Benson, Chief Executive of Michael Page, said:

"Despite the challenging trading conditions Michael Page has produced a solid performance. Given the nature of our business, we are clearly not immune to economic cycles, but we have a strong brand and an experienced management team which continues to focus on building for the future.

"The short-term outlook suggests that 2003 will be another challenging year with revenue for the first two months of 2003 expected to be approximately 15% below that of the first two months of 2002. Rigorous cost control remains imperative, however we are determined not to enhance short-term profitability at the expense of the Group's long-term prosperity. We remain focused on our core competency of specialist recruitment and are convinced that when conditions improve there are numerous opportunities to profitably expand our business."

Enquiries:

Michael Page International plc **020 7269 2205**

Terry Benson, Chief Executive
Stephen Puckett, Finance Director

Financial Dynamics **020 7269 7291**

Richard Mountain/Robert Gurner

Chairman's Statement

As anticipated, 2002 was a challenging year characterised by slowing economies, deteriorating business confidence and political uncertainty. These conditions have impacted directly upon the professional employment markets and consequently on the results of the Group. Given these difficult conditions our results and financial position are testament to our overall strategy of cautious organic development and the strength of the Michael Page brand, its management, staff, systems and processes.

Financial highlights

As a consequence of these difficult trading conditions, turnover for the year ended 31 December 2002 was 16.6% lower at £383.5m (2001: £459.5m). Temporary placement activity has been more resilient than permanent and this shift in business mix contributed to a revenue (gross profit) reduction of 21.4% to £192.6m (2001: £245.1m). Given the Group's high operational gearing, operating profit reduced by 49.8% to £32.1m (2001: £64.0m before exceptional items).

Profit before tax was £32.6m (2001: £59.9m before exceptional items) and earnings per share were 5.8p (2001: 10.6p before exceptional items).

Cash flow was again very strong during the year with the Group generating £46.7m (2001: £75.9m) from operating activities. At 31 December 2002 the Group had net cash of £21.4m (2001: £14.3m) after repurchasing for cancellation 11.3m shares at a cost of £13.7m.

Dividends and share buy back

Despite the reduction in profits the Board is recommending that the dividend be maintained at last year's level (assuming the shares had been listed for the whole of 2001). A final dividend of 2.3p (2001: 2.3p) per ordinary share is proposed which, together with the interim dividend of 1.1p (2001: 0.275p) per ordinary share paid in October, makes a total dividend for the year of 3.4p (2001: 2.575p) per ordinary share. The final dividend will be paid on 6 June 2003 to those shareholders on the register at 9 May 2003. The total dividend is covered 1.7 times by earnings per share of 5.8p and 2.6 times by cash earnings per share of 9.0p.

In August 2002, following a detailed review of the Group's balance sheet and an assessment of the most appropriate uses for the excess cash generated by the business, we announced our intention to repurchase up to £40m of shares over a 12-month period. To date we have repurchased 11.3m shares at an average price of 121p. Our decision to repurchase followed three consecutive quarters of stable revenue generation of around £50.0m per quarter, and an assumption that conditions would not deteriorate. We have now experienced two slower quarters and as a consequence we cannot now be as definitive about the amount and timing of our repurchase programme. However we do anticipate share repurchases being an ongoing use of surplus cash and accordingly will be seeking shareholders' consent for a renewal of the repurchase authority at the Annual General Meeting on 22 May 2003.

Employees

In January 2002 the Group had 2,657 employees. As business activity has slowed, staff numbers have reduced to 2,390 at 31 December 2002. Despite the difficulties of the year, the commitment, loyalty and efforts of the Group's staff have maintained your Company's position as the international leader in the specialist recruitment industry.

Appointment of Non-Executive Director

I am pleased to announce the appointment of Hubert Reid as Non-Executive Director of the company with immediate effect. Hubert is Chairman of Enterprise Inns plc and the Royal London Mutual Insurance Society Limited, Deputy Chairman of Majedie Investments PLC and a Non-Executive Director of the Taverners Trust PLC. He was previously Managing Director and then Chairman of the Boddington Group plc and Chairman of Ibstock Plc and Bryant Group plc. He was appointed a Non-Executive Director of Michael Page International plc on 25 February 2003.

Chairman's Statement

Current trading and future prospects

Activity levels slowed going into the fourth quarter of 2002 and this weakening has continued into the first quarter of 2003. We expect revenue for the first two months of 2003 to be approximately 15% below that of the first two months of 2002.

Recruitment is a business that is highly geared to economic cycles. We have now experienced consecutive years of weakening conditions and lowering of business confidence. Your Board believes that conditions in the professional employment sector should eventually improve as and when we move through the current cycle. We therefore remain committed to continuing to make sensible and cautious decisions and investments for the longer-term benefit of the Group and its shareholders.

Adrian Montague
Chairman
26 February 2003

Chief Executive's Review

I am pleased to report our achievements in 2002, a year in which we continued to invest in the business and generated over £32m of profits and £46m of cash from operations.

2002 has, however, been a difficult year, particularly in the second half, and as always, we have maintained our close control over costs. We started the year with 2,657 fee generating and support staff operating from 109 offices in 14 countries. Early in the year we extended our geographical coverage by opening offices in Sweden and Belgium. By 31 December 2002 we had lowered the number of fee generating and support staff to 2,390 and with the reduced headcount, taken the opportunity to rationalise some of our properties whilst maintaining our market presence. At 31 December 2002 we have 107 offices in 16 countries. With the reduced staff levels and after taking account of pay awards in line with inflation made to staff in January 2003, our pre bonus cost base as we start 2003 is just over £12m per month.

United Kingdom

In the UK, turnover reduced by 18.2% to £203.9m (2001: £249.4m) and revenue by 20.4% to £99.3m (2001: £124.7m). Operating profits were lower at £20.5m (2001: £35.0m before exceptional items). Activity in the UK operations was relatively even during the first half of the year but slowed, particularly into the fourth quarter, as the pick up from the usually quiet summer months was less significant than in previous years.

During 2002 we increased our market presence largely by expanding the non-finance disciplines into existing offices. The Retail and Legal businesses now each operate from seven locations throughout the country. The newer disciplines of Human Resources and Engineering now operate from four and three locations respectively.

The revenues of the finance and accounting businesses of Michael Page Finance, Michael Page City and Accountancy Additions, which generate approximately two thirds of UK revenue, were 19% lower than in 2001.

The weakest client sector of these businesses has been financial services, particularly in the City, where many institutions have shed staff and imposed hiring freezes. Accountancy Additions, which specialises in lower level accounting positions, has been least affected by the slowdown. We continue to expand this business with new openings in Birmingham and Coventry. These offices represent the start of a planned network of offices throughout the Midlands.

The revenues of the Michael Page Marketing, Michael Page Sales and Michael Page Retail businesses, which generate approximately 22% of UK revenue, were 22% lower than in 2001. Marketing and Sales, which initially suffered from the downturn in the telecoms and technology sectors, have experienced a weakening in most other sectors. The Retail business has performed better, in line with the general retail sector.

Of the smaller UK businesses Michael Page Technology, not surprisingly given the depressed IT market, was the weakest performer but was still profitable, which we believe is an achievement given current conditions. Michael Page Legal, whilst revenue was lower than in 2001, recorded a stronger second half of 2002. The newer businesses, Michael Page Human Resources and Michael Page Engineering both grew revenue in the year and increased their market presence. All of these businesses provide growth opportunities as they expand into the national network of Michael Page offices.

The central London Michael Page businesses currently operate from three main locations. The lease of one of these premises has recently expired and consequently at the end of the first quarter of 2003 we will be completing a significant relocation of fee earning and support staff to a new building in Bloomsbury Square. Capital expenditure associated with the new building will be £2.0m in 2003.

Chief Executive's Review

Continental Europe

In our Continental European businesses turnover was 17.4% lower at £127.6m (2001: £154.3m) and revenue 27.6% lower at £66.3m (2001: £91.6m). The downturn in activity, particularly in the second half of the year, has been more pronounced in Continental Europe where a greater proportion of permanent placements are made on a retained basis compared to UK where the majority of assignments are on a contingent basis. The downturn in activity combined with start up losses in Sweden and Belgium resulted in lower operating profits of £5.6m (2001: £22.5m before exceptional items).

France, our second largest geographic market after the UK, has been a particularly tough market with revenue from permanent placements 39.4% lower than 2001. Page Interim, the temporary business, performed better with temporary placements again proving more resilient in depressed markets. During the year we started Michael Page Conseil, a business providing consultants to clients on a contract basis but, unlike our temporary business, the consultants are employees of Michael Page. At 31 December 2002 we employed 105 consultants and these are included as a separate category of staff in our total number of employees.

During the year we opened new offices in Rotterdam, Stockholm and Brussels. Page Interim has also been extended to Germany and The Netherlands.

Asia Pacific

Turnover for the Asia Pacific operations was 9.0% lower at £46.7m (2001: £51.3m) and revenue was 7.9% lower at £22.9m (2001: £24.9m). These amounts include a full year's contribution from our Tokyo office, which opened in June 2001 and significantly exceeded our expectations by almost breaking even for the year. The lower revenues in the remainder of the region resulted in operating profit reducing to £6.8m (2001: £7.2m before exceptional items).

In Australia the economy has been stronger than in any of our other major markets. However, the global economic slowdown has reduced demand from a large number of our international clients particularly in the banking and financial services, telecoms and IT sectors. This affected our offices in Sydney more so than in Melbourne and Perth where there is a greater proportion of domestic clients. During the year we extended the number of disciplines by starting Human Resources in Sydney and Melbourne, and Engineering in Melbourne.

Our businesses in Hong Kong and Singapore are both heavily dependent on international banking, telecoms and IT clients. Activity levels, particularly in banking, were very low at the start of the year but improved from the end of the first quarter.

We are greatly encouraged by the success of our Tokyo office, which generated over £1m of revenue in the year. Further cautious expansion of our staff numbers is planned for 2003.

The Americas

Turnover for the region was £5.4m (2001: £4.5m) and revenue increased to £4.1m (2001: £3.9m). The increased revenue was insufficient to prevent the region reporting a further operating loss of £0.7m (2001: £0.7m loss before exceptional items).

In the USA we increased our presence by opening an office in New Jersey at the end of 2001. However, 2002 has proved to be another difficult year and we have not progressed as well as planned. Consequently there were a number of management changes during the summer, including the transfer of one of our most experienced senior executives to New York, as Managing Director. We remain fully committed to the US market and anticipate opening a third office on the East coast during the course of 2003.

Our office in Sao Paulo, Brazil continues to grow and we have now started to develop the market in Rio de Janeiro. The continued weakening of the Brazilian currency has limited the impact of this growing business on the Group's results.

Chief Executive's Review

New IT system

We have been reviewing our main recruitment software and systems since early 2000. Having completed a thorough review of all possible solutions, we have selected a new system which will be implemented globally throughout 2003 and 2004. The cost of the software, hardware, data conversion and training of all our staff will require an investment of approximately £6m, of which £2.5m will be capital and £3.5m expensed over the two-year period. The implementation of the new system is a further demonstration of our long-term approach which, while impacting short-term profitability, will ultimately improve consultant productivity, our services to clients and candidates, as well as providing the platform to support the growth of our business.

Outlook and strategy

I make no apology for virtually repeating what I said in my review last year. I believe it is one of the Group's greatest strengths that we pursue a consistent approach to managing the business. Our overall strategy remains unchanged. We intend to stay focused on our core competency of specialist recruitment and to grow the Group organically by the expansion of our existing businesses in their local markets, introducing new disciplines in existing geographic markets and by entering new geographic markets.

The main resources we require to achieve our objectives are our people. This is why we invest heavily in their development and training at all levels. We are committed to maintaining a level of resource that will enable us to maintain our market presence and provide the high standards of service expected by both clients and candidates. Whilst affecting profitability in the short-term, this will ensure that we have the resources to continue the organic development and growth of the Group.

The short-term outlook suggests that 2003 will be another challenging year and rigorous cost control remains imperative.

We are determined however, not to enhance short-term profitability at the expense of the Group's long-term prosperity. We remain focused on our core competency of specialist recruitment and are convinced that when conditions improve there are numerous opportunities to profitably expand our business.

Terry Benson
Chief Executive
26 February 2003

Finance Director's Review

Profit and loss account

Turnover

Turnover for the year was 16.6% lower at £383.5m (2001: £459.5m). In the second half of 2002, turnover was 6.2% lower than in the first half reflecting a weakening of economic conditions in the majority of markets in which the Group operates.

Turnover from temporary placements decreased by 6.7% to £242.2m (2001: £259.6m) and represented 63.2% (2001: 57.1%) of Group turnover. This increasing proportion supports the widely held view that activity in temporary placements is less affected than permanent placements in an economic slowdown.

Gross profit (revenue)

Revenue for the year decreased by 21.4% to £192.6m (2001: £245.1m) representing an overall gross margin of 50.2% (2001: 53.3%). The percentage reduction in revenue is greater than the reduction in turnover because of the higher proportion of temporary placements in 2002. Revenue from temporary placements was £59.7m (2001: £62.8m) and represented 31.0% (2001: 25.6%) of Group revenue. The gross margin achieved on temporary placements increased marginally to 24.7% (2001: 24.2%).

The Group's quarterly revenue peaked in the first quarter of 2001 at £69.6m and has then declined sequentially to £49.5m in the first quarter of 2002. After three relatively stable quarters of around £50m from the fourth quarter of 2001 to the second quarter of 2002, revenue declined into quarters three (£47.8m) and four (£43.9m) of 2002.

Operating profit

Administrative expenses in the year were £160.5m (2001: £181.1m before exceptional items). One of the main factors in the reduced expense is the lower profit related bonuses payable to staff. Administrative expenses in the first half of 2002 were £83.0m, reducing to £77.5m in the second half. This reduction in the second half is primarily due to fewer numbers of staff.

The Group's largest category of expenditure is the remuneration of our consultants and support staff. Headcount of the Group was 2,657 at 1 January 2002 and reduced to 2,440 at 30 June. The Group's headcount remained relatively stable during the second half of the year and at 31 December 2002 we employed 2,390 consultants and support staff.

As a result of the revenue decline and the Group's high operational gearing, operating profit was £32.1m (2001: £64.0m before exceptional items). There were no exceptional items in 2002.

Net interest

The net interest receivable in the year was £0.5m (2001: £4.1m payable). During the year £0.8m of interest was earned on surplus cash balances which were invested in the short-term money market. Interest paid during the year includes interest on loan notes which were repaid in full at the end of December 2002.

Taxation

Tax on profits before goodwill amortisation was £11.4m (2001: £20.5m before exceptional items), representing an effective tax rate of 35.0% (2001: 34.1% before exceptional items). The rate is higher than the UK corporation tax rate of 30% as a result of non-deductible business expenses, profits arising in higher tax rate jurisdictions, and losses which are unable to be offset against profits in the current year and against which no deferred tax asset has been recognised.

The effective rate increased in 2002 as a result of disallowable expenditure being a greater proportion of taxable profits and higher unrelieved losses.

Finance Director's Review

Earnings per share and dividends

Basic earnings per share were 5.8p (2001: 11.8p) and adjusted earnings per share before exceptional items were 5.8p (2001: 10.6p). The weighted average number of shares for the year was 366,355,000 (2001: 370,714,000). The 2002 average number of shares was lower than 2001 due to the full year effect of shares held in the employee benefit trust and the impact of the shares repurchased and cancelled during the second half of 2002.

A maintained final dividend of 2.3p (2001: 2.3p) per ordinary share has been proposed by the Directors which, together with the interim dividend of 1.1p (2001: 0.275p) per ordinary share, makes a total dividend for the year of 3.4p (2001: 2.575p) per ordinary share. The final dividend, which amounts to £8.2m, will be paid on 6 June 2003 to those shareholders on the register at 9 May 2003.

Balance sheet

The Group had net assets of £58.9m at 31 December 2002 (2001: £62.4m) of which £21.4m (2001: £14.3m) is represented by net cash. With retained earnings of £8.9m for the year, the reduction in net assets is solely a consequence of the share repurchase programme. During the year we spent £13.7m buying back 11.3m shares at an average cost of 121p per share.

Capital expenditure is fundamentally driven by the Group's headcount. As headcount reduced during 2002 the amount of capital expenditure on tangible fixed assets net of disposal proceeds was a modest £2.5m (2001: £11.2m). Capital expenditure in 2003 will increase as a result of the fit out costs of the new building in London and the implementation of the new IT system.

Trade debtors have reduced to £53.2m at 31 December 2002 (2001: £65.7m) reflecting a small improvement in Group debtor days to 51 days (2001: 52 days) and the lower business activity at the end of 2002 when compared to the end of 2001. Within creditors the amount of accruals and deferred income has reduced to £21.4m at 31 December 2002 (2001: £24.7m) primarily because of lower bonus accruals following the fall in profitability.

Cash flow

At the start of the year the Group had net cash of £14.3m.

During the year the Group generated net cash from operating activities of £46.7m (2001: £75.9m) being £40.5m (2001: £65.9m) of EBITDA and a reduction in working capital requirements of £6.2m (2001: £10.0m).

The principal payments have been:

- The purchase of 11.3m Michael Page International shares for cancellation at a cost of £13.7m;
- £2.5m (2001: £11.2m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
- Taxes on profits of £11.5m (2001: £18.1m);
- Dividends of £12.5m (2001: £1.0m).

At 31 December 2002 the Group had net cash balances of £21.4m.

Finance Director's Review

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings and to operate the Group's business while maintaining the net debt/cash position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares for which renewal of the existing authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided by local overdraft facilities. In addition the Group has a committed £40m facility, which expires on 1 March 2004.

The main functional currencies of the Group are Sterling, Euro and Australian Dollar. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

Stephen Puckett
Group Finance Director
26 February 2003

Consolidated Profit and Loss Account
for the year ended 31 December 2002

	Note	2002 £'000	2001 £'000
Turnover			
Continuing		**383,470**	453,794
Discontinued		-	5,753
Turnover	2	**383,470**	459,547
Cost of sales		**(190,822)**	(214,467)
Gross profit	2	**192,648**	245,080
Administrative expenses		**(160,512)**	(187,061)
Operating profit			
Continuing		**32,136**	57,915
Discontinued		-	104
Operating profit		**32,136**	58,019
Profit on disposal of subsidiary		-	8,417
Profit on ordinary activities before interest		**32,136**	66,436
Net interest		**461**	(4,110)
Profit on ordinary activities before taxation	2	**32,597**	62,326
Taxation on profit on ordinary activities	3	**(11,443)**	(18,673)
Profit on ordinary activities after taxation being profit for the financial period		**21,154**	43,653
Equity dividends	4	**(12,263)**	(9,510)
Retained profit for the financial period		**8,891**	34,143
Basic earnings per share (pence)	5	**5.8**	11.8
Diluted earnings per share (pence)	5	**5.8**	11.8
Adjusted earnings per share (pence)	5	**5.8**	10.6

Consolidated Balance Sheet
at 31 December 2002

	Note	2002 £'000	2001 £'000
Fixed assets			
Intangible assets		**1,635**	1,731
Tangible assets		**23,505**	28,663
Investments in own shares		**10,000**	10,000
		35,140	40,394
Current assets			
Debtors		**70,743**	80,747
Cash at bank and in hand	9	**22,040**	22,104
		92,783	102,851
Creditors: Amounts falling due within one year		**(63,069)**	(74,812)
Net current assets		**29,714**	28,039
Total assets less current liabilities		**64,854**	68,433
Provisions for liabilities and charges	6	**(6,000)**	(6,000)
Net assets	2	**58,854**	62,433
Capital and reserves			
Called up share capital		**3,637**	3,750
Capital contribution reserve		-	306,487
Capital redemption reserve		**113**	-
Profit and loss account		**55,104**	(247,804)
Equity shareholders' funds		**58,854**	62,433

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2002

	2002	2001
	£'000	£'000
Profit for the financial year	**21,154**	43,653
Foreign currency translation differences	**1,256**	(1,081)
Total recognised gains and losses for the year	**22,410**	42,572

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 December 2002

	2002	2001
	£'000	£'000
Profit for the financial year	**21,154**	43,653
Dividends	**(12,263)**	(9,510)
Retained profit for the financial year	**8,891**	34,143
Foreign currency translation differences	**1,256**	(1,081)
	10,147	33,062
Capital contribution	-	168,000
Purchase of own shares for cancellation	**(13,726)**	-
Opening shareholders' funds/(deficit)	**62,433**	(138,629)
Closing shareholders' funds	**58,854**	62,433

Consolidated Cash Flow Statement
for the year ended 31 December 2002

	Note	2002 £'000	2001 £'000
Net cash inflow from operating activities	7	**46,657**	75,869
Returns on investments and servicing of finance		**467**	(4,024)
Taxation		**(11,537)**	(18,073)
Purchase of own shares by Employee Benefit Trust		-	(10,000)
Purchases less disposals of tangible fixed assets		**(2,536)**	(11,226)
Acquisitions and disposals		-	814
Equity dividends paid		**(12,524)**	(1,016)
Net cash inflow before financing		**20,527**	32,344
Financing			
Repayment of loan notes		**(5,452)**	(915)
Capital contribution		-	168,000
Purchase of own shares for cancellation		**(13,726)**	-
Repayment of amounts owed to previous parent company		-	(51,531)
Decrease in bank loans		-	(142,000)
Net cash outflow from financing		**(19,178)**	(26,446)
Increase in net cash in the year	9	**1,349**	5,898

Notes to the statutory accounts
Year ended 31 December 2002

1. Basis of accounting

The preliminary results have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2001.

2. Segmental analysis

(a) Turnover and gross profit by geographic region

		Turnover		Gross Profit	
		2002	2001	**2002**	2001
		£'000	£'000	**£'000**	£'000
United Kingdom	continuing operations	**203,868**	243,614	**99,274**	122,769
	discontinued operations	**-**	5,753	**-**	1,919
		203,868	249,367	**99,274**	124,688
Continental Europe	continuing operations	**127,551**	154,335	**66,334**	91,644
Asia Pacific	Australia continuing operations	**39,187**	43,041	**16,380**	17,667
	Other continuing operations	**7,503**	8,265	**6,536**	7,212
		46,690	51,306	**22,916**	24,879
Americas	continuing operations	**5,361**	4,539	**4,124**	3,869
		383,470	459,547	**192,648**	245,080

(b) Turnover and gross profit by discipline

		Turnover		Gross Profit	
		2002	2001	**2002**	2001
		£'000	£'000	**£'000**	£'000
Finance and accounting	continuing operations	**277,818**	333,324	**126,477**	159,049
Marketing and sales	continuing operations	**54,590**	67,581	**38,740**	51,429
Other	continuing operations	**51,062**	52,889	**27,431**	32,683
	discontinued operations	**-**	5,753	**-**	1,919
		51,062	58,642	**27,431**	34,602
		383,470	459,547	**192,648**	245,080

Notes to the statutory accounts
Year ended 31 December 2002

2. Segmental analysis (continued)

(c) Profit before interest, taxation and exceptional items by geographic region		**2002**	2001
		£'000	£'000
United Kingdom	continuing operations	**20,487**	34,926
	discontinued operations	**-**	104
		20,487	35,030
Continental Europe	continuing operations	**5,567**	22,453
Asia Pacific	Australia continuing operations	**5,796**	5,998
	Other continuing operations	**1,033**	1,245
		6,829	7,243
Americas	continuing operations	**(747)**	(707)
Operating profit		**32,136**	64,019
Exceptional items		**-**	2,417
Profit before interest and taxation		**32,136**	66,436
Net interest		**461**	(4,110)
Profit on ordinary activities before taxation		**32,597**	62,326

(d) Net assets/(liabilities) by geographic region		**2002**	2001
		£'000	£'000
United Kingdom		**40,264**	30,413
Continental Europe		**17,166**	26,384
Asia Pacific	Australia	**3,825**	5,305
	Other	**340**	1,588
		4,165	6,893
Americas		**(2,741)**	(1,257)
		58,854	62,433

Notes to the statutory accounts
Year ended 31 December 2002

3. Taxation

The taxation charge for the year is made up as follows:	2002	2001
	£'000	£'000
Taxation relating to current year		
UK corporation tax at 30% (2001: 30%)	**9,964**	11,906
Adjustments in respect of prior periods	**(296)**	346
Overseas corporation tax	**3,516**	8,734
	13,184	20,986
Deferred taxation		
Origination and reversal of timing differences	**(1,741)**	(2,313)
	11,443	18,673

4. Dividends

	2002	2001
	£'000	£'000
Interim dividend of 1.1p per ordinary share (2001: 0.275p)	**4,030**	1,016
Proposed final dividend of 2.3p per ordinary share (2001: 2.3p)	**8,233**	8,494
Total dividend of 3.4p per ordinary share (2001: 2.575p)	**12,263**	9,510

The record date for the final dividend is 9 May 2003 and payment date is 6 June 2003.

Notes to the statutory accounts
Year ended 31 December 2002

5. Earnings per ordinary share

Earnings per share have been calculated on the following bases:

	Basic and diluted EPS £'000	Exceptional items £'000	Adjusted EPS £'000
Year ended 31 December 2002			
Profit after taxation	**21,154**	**-**	**21,154**
Average shares (number '000)	**366,355**	**-**	**366,355**
EPS (pence)	**5.8**	**-**	**5.8**
Year ended 31 December 2001			
Profit after taxation	43,653	(4,217)	39,436
Average shares (number '000)	370,714	-	370,714
EPS (pence)	11.8	-	10.6

6. Provisions for liabilities and charges

	2002 £'000	2001 £'000
National Insurance and social security liabilities on Restricted Share Scheme	**6,000**	6,000

7. Reconciliation of operating profit to net cash inflow from operating activities

	2002 £'000	2001 £'000
Operating profit	**32,136**	58,019
Depreciation and amortisation charges	**8,067**	7,670
Loss on sale of fixed assets	**262**	159
Decrease in debtors	**10,349**	17,289
Decrease in creditors	**(4,157)**	(7,268)
Net cash inflow from operating activities	**46,657**	75,869

Notes to the statutory accounts
Year ended 31 December 2002

8. Reconciliation of net cash flow to movement in net cash

	2002	2001
	£'000	£'000
Increase in cash in the year	**1,349**	5,898
Decrease in debt financing	**5,452**	212,894
Foreign exchange movements	**224**	(468)
Movement in net cash in year	**7,025**	218,324
Opening net cash/(debt)	**14,347**	(203,977)
Closing net cash	**21,372**	14,347

9. Analysis of net cash

	At 31 December 2001 £'000	Cash flow £'000	Foreign exchange movements £'000	**At 31 December 2002 £'000**
Cash at bank and in hand	22,104	(356)	292	**22,040**
Bank overdrafts	(2,305)	1,705	(68)	**(668)**
	19,799	1,349	224	**21,372**
Loan notes due within one year	(5,452)	5,452	-	**-**
Total net cash	14,347	6,801	224	**21,372**

10. Preliminary Announcement

The financial information set out above does not constitute the Group's audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2001 has been extracted from the statutory accounts for that year which have been delivered to the registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group accounts for the year ended 31 December 2002 will be finalised on the basis of the financial information presented by the Directors in the preliminary announcement.

11. Issue of Annual Report and Accounts

The 2002 Annual Report and Accounts will be posted to shareholders by 12 April 2003. Copies may be obtained after this date from the Company Secretary, 39-41 Parker Street, London WC2B 5LN. Telephone No. 020 7831 2000.

12. Annual General Meeting

The 2002 Annual General Meeting of Michael Page International plc will be held at 39-41 Parker Street, London, WC2B 5LN on 22 May 2003 at 12.00 noon.